EXHIBIT 97.1

Bank of Marin Bancorp

Incentive Compensation Recovery Policy

Effective October 2, 2023

Statement of Purpose:

The Compensation Committee of the Board of Directors (the “Board”) of Bank of Marin Bancorp (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Incentive Compensation Recovery Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), The Nasdaq Stock Market (“Nasdaq”) Listing Rule 5608 (the “Listing Standards”) and Section 304 of the Sarbanes-Oxley Act of 2002.

Authority and Responsibility:

Except as specifically set forth herein, this Policy shall be administered by the Board Compensation Committee (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Definitions:

As used in this Policy, the following definitions shall apply:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Administrator” has the meaning set forth in “Authority and Responsibility” section above.

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

“Covered Executives” means the Company’s current and former executive officers, including executive officers of subsidiaries if they perform policy making functions for the Company. Consistent with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards, this group includes the Company’s Chief Executive Officer, President, Chief Financial Officer, Principal or Chief Accounting Officer or if such position has not been designated, the controller, and any vice-president in charge of a principal business unit, division, or function (such as sales, administration or finance), any other officer who performs policy-making functions, or any other person who performs similar policy-making functions. Policy-making function does not include policy-making functions that are not significant. Covered Executives include all “executive officers” included in the Company’s annual proxy statement or other filings with the Securities Exchange Commission in response to Item 401(b) of Regulation S-K.

“Erroneously Awarded Compensation” has the meaning set forth in the “Amount Subject to Recovery” section of this Policy below.

A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures also include but are not limited to Company stock price and total shareholder return (“TSR”), as outlined in Rule 10D-1 and the Listing Standards. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

Incentive-Based Compensation received by Covered Employees:

This Policy applies to Incentive-Based Compensation received on or after October 2, 2023, by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company has a listed class of securities on a national securities exchange or a national securities association. Recovery of compensation is not required (1) with respect to any compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer or (2) from any individual who is an executive officer on the date on which the Company is required to prepare an Accounting Restatement but who was not an executive officer at any time during the performance period for which the incentive-based compensation is received.

Required Recoupment of Erroneously Awarded Compensation:

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to the “Amount Subject to Recovery” section below, during the Applicable Period.

Amount Subject to Recovery:

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Notably, the amount of incentive compensation subject to recoupment is determined on a “no fault” basis, meaning that the executive whose incentive compensation is subject to recoupment, may have had no fault or role related to the restatement.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq upon request.

Method of Recoupment:

The Administrator shall determine, in its sole discretion, the timing and method for reasonably promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

a.The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq; or

a.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26
U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

No Indemnification of Covered Executives:

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

Administrator Indemnification:

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law, Company charter documents or policy, or any agreement between the member and the Company.

Other Recoupment Rights; Company Claims:

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

Successors:

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit Filing Requirement

A copy of this Policy and any amendments shall be filed as an exhibit to the Company’s annual report on Form 10-K.

Annual Review of the Policy:

The Company’s Incentive Compensation Recovery Policy will be reviewed and approved by the Compensation Committee and/or independent members of the Board of Directors annually. Further, the Compensation Committee may amend, modify, supplement, rescind, or replace all or any portion of this Policy at any time and from time to time in its discretion as it deems necessary to comply with applicable law or any rules or standards adopted by Nasdaq.

Allocation of Resources:

The Company will allocate the resources required to implement the guidelines established by the Incentive Compensation Recovery Policy and will provide the staffing and additional resources needed to accomplish the goals stated herein.

Effective Date; Retroactive Application:

This Policy shall be effective as of October 2, 2023 the (“Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of “Method of Recoupment” Section hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to